金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2006 JUL -5 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

1 July 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate F
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

06014884

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – 2005/06 Final Results of the Company	14 June 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

2005/2006 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Turnover for all divisions: HK$7,270 million, down 6%
- Consolidated turnover: HK$2,002 million, down 8%
- Profit attributable to shareholders: HK$61.7 million, down 6%
- Earnings per share: 11.23 Hong Kong cents, down 7%
- Proposed final dividend per share: 3.0 Hong Kong cents (2004/05: final dividend of 3.0 Hong Kong cents)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2006.

BUSINESS REVIEW

GP Industries (87.1%-owned by Gold Peak as at March 31, 2006)

Excluding the results attributable to the disposed Clipsal Asia Holdings Limited ("CAHL"), sales and profit after taxation of the GP Industries Group during the year decreased by 4.9% and 47.3% respectively. The lower profit after taxation is mainly due to lower contributions from the Electronics Division, lower net exceptional gain and increased financial costs.

On February 3, 2006, GP Industries jointly with CIH Limited ("CIHL") announced a proposal to privatize CIHL by way of a scheme of arrangement. The proposed privatization is subject to the approval of the relevant regulatory authorities and shareholders.

1. *Electronics Division*
   - Electronics and components – Sales decreased by 5% which was mainly due to reduced sales of car audio products and other electronics products while sales of professional electronics products grew slightly. Profit before interest, taxation and exceptional items decreased by 27% as a result of high component prices and stronger Chinese Renminbi.
   - Wire harness and cables – Sales from the wire harness business decreased by 4%. Profit contribution from the wire harness subsidiaries increased by 6%, and the associates in China continued to face severe price competition. LTK Industries, the 44.75% owned cable associate, registered a sales growth of more than 25% but only a 7% improvement in profit due to escalating copper prices.
   - Acoustics – Sales of the acoustics products to the US market grew but those to Europe and Asia dropped. Overall, the acoustics business reported a sales decrease of 4% during the year.
2. *CIH Limited (67.9%-owned by GP Industries as at March 31, 2006)*
   - On January 12, 2006, CIHL exercised its put option to dispose of its entire 50% interest in CAHL to Schneider Electric SA. The disposal was completed on March 15, 2006.
   - Excluding the sales attributable to the disposed CAHL, the turnover of CIHL Group's continuing operations, which comprised mainly the light fittings business, decreased by 39% compared with that of the financial period of 15 months ended March 31, 2005.
   - During the year, the net increase in cash and bank balances resulted in an increase in interest income and reduction in interest expenses. The cost reduction measures led to an overall improvement in operating results despite a lower turnover and a net exchange loss.
   - The opening of the assembly and testing facilities in Shanghai in July 2005 has enhanced GP Lighting's capability and competitiveness in the bidding of lighting projects, which requires a shorter lead time for customized products.
3. *GP Batteries (49.1%-owned by GP Industries as at March 31, 2006)*
   - GP Batteries reported a marginal decrease of 1% in turnover and an improvement in consolidated profit after tax attributable to shareholders. During the year, GP Batteries recorded an exceptional loss of S$11.1 million mainly due to the relocation of production facilities.
   - Overall, turnover for most of the products remained steady. Despite the high raw material prices, gross profit margin remained steady as GP Batteries continued to reap benefit from the cost-saving measures implemented across the GP Batteries Group.
   - The relocation of part of the Lithium-Ion battery production facilities from Taiwan and Hong Kong to China has largely been completed. Also, commercial production of Lithium Polymer batteries by the 50:50 joint venture with Danionics A/S will soon start as GP Batteries has come to the final stage of being qualified by customers.
   - All lawsuits and appeals regarding cadmium exposure claims in China were heard. Verdicts were that the workers' claims lacked legal basis. Three appeals upheld the verdicts with results of remaining appeals pending. During the year, five factories in China were accredited for OHSAS 18001, an international standard for assuring the occupational health and safety issues at the workplace.

Technology & Strategic Division

Lighthouse Technologies Limited, 30.5%-owned by Gold Peak and 19.3%-owned by CIHL, saw improved results and returned to profit. During the year, it continued to expand its sales network, especially in Europe and Asia Pacific. It has also acquired a 49% interest in a factory engaged in the manufacturing of LED display screens, and the resulting vertical integration has reduced costs and increased competitiveness.

PROSPECTS

The demand for most of the Group's and its major associates' products will remain steady. However, volatile material prices will continue to affect the Group's businesses. The gradual appreciation of the Chinese Renminbi will increase the costs in China, and rising interest rates will affect the borrowing costs. The record high metal prices will suppress GP Batteries' operating margins.

The Group will continue to focus its resources so as to further strengthen its core businesses. It will also increase its investment in new product development, intensify its cost improvement activities and strengthen its sales and distribution capabilities to further improve the Group's competitiveness in this volatile market environment.

The proposed privatization of CIHL by GP Industries will help streamline the Group's structure, enable elimination of overlapping expenses, improve operating efficiency and contribute to reduce bank borrowings.

CONSOLIDATED INCOME STATEMENT

	Notes	For the year ended March 31, 2006 HK$'000	2005 HK$'000 (restated)
Turnover	3	2,002,303	2,179,181
Cost of sales		(1,583,485)	(1,701,251)
Gross profit		418,818	477,930
Other income		191,848	173,037
Selling and distribution expenses		(187,392)	(222,361)
Administrative expenses		(293,091)	(330,878)
Other expense	4	–	(3,885)
Net investment gain	5	186	27,068
Finance costs		(122,826)	(79,355)
Share of results of associates		110,028	86,821
Share of results of jointly controlled entities		(26,176)	(56,572)
Loss on deemed partial disposal of subsidiaries		(784)	(3,019)
Loss on deemed partial disposal of associates		(145)	–
Gain (loss) on deemed disposal/disposal of subsidiaries		7,583	(666)
Gain on disposal of associates		–	44,115
Amortisation of goodwill on acquisition of associates		–	(4,227)
Release of negative goodwill on acquisition of associates		–	985
Loss on disposal of partial interest of a subsidiary		–	(4,703)
Profit before taxation	6	98,049	104,290
Taxation	7	(25,487)	(15,641)
Profit for the year		72,562	88,649
Attributable to:			
Equity shareholders of the Company		61,672	65,877
Minority interests		10,890	22,772
		72,562	88,649
Dividends			
Interim		16,479	21,953
Proposed Final		16,479	16,479
		32,958	38,432
Earnings per share (cents)	8		
Basic		11.23	12.10
Diluted		11.14	11.41

CONSOLIDATED BALANCE SHEET

	Notes	As at March 31, 2006 HK$'000	2005 HK$'000 (Restated)
Non-current assets			
Investment properties		105,700	104,130
Property, plant and equipment		305,558	381,296
Prepaid lease payments		37,820	36,408
Interests in associates		1,408,147	1,218,312
Interests in jointly controlled entities		–	322,501
Unlisted equity investment		197,336	275,298
Investments in securities		–	149,538
Available-for-sale investments		367,554	–
Trademarks		48,102	52,284
Advances to trade associates		–	113,998
Long term receivables		614,658	647,900
Deferred expenditure		38,802	30,915
Goodwill		35,142	77,038
Deferred taxation assets		15,234	15,889
		3,174,053	3,425,507
Current assets			
Inventories		277,228	387,524
Debtors, bills receivable and prepayments	9	976,220	1,105,361
Investments in securities		–	233,901
Prepaid lease payments		951	894
Dividends receivable		3,947	17,057
Taxation recoverable		892	2,852
Derivative financial instruments		21,344	–
Bank balances, deposits and cash		791,476	348,827
		2,072,058	2,096,416
Current liabilities			
Creditors and accrued charges	10	656,301	764,069
Obligations under finance leases		3,487	4,823
Taxation payable		17,616	19,446
Bank loans, overdrafts and import loans		1,018,967	1,392,649
Derivative financial instruments		2,451	–
		1,698,822	2,180,987
Net current assets (liabilities)		373,236	(84,571)
Total assets less current liabilities		3,547,289	3,340,936
Non-current liabilities			
Borrowings		1,577,438	1,209,600
Deferred taxation liabilities		10,980	16,942
		1,588,418	1,226,542
Net Assets		1,958,871	2,114,394
Capital and reserves			
Share capital		274,643	272,630
Reserves		905,757	993,204
Equity attributable to shareholders of the Company		1,180,400	1,265,834
Share option reserve of listed subsidiary		4,654	3,595
Minority interests		773,817	844,965
Total equity		1,958,871	2,114,394

Notes:

1. **Application of Hong Kong Financial Reporting Standards**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INT") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after January 1, 2005 except for HKAS 40 "Investment properties" in which the Group had early adopted HKAS 40 in the previous year. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed as required by HKAS 1 "Presentation of financial statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after January 1, 2005. In relation to share options granted before January 1, 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before November 7, 2002 and vested before January 1, 2005. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after November 7, 2002 and had not yet vested on January 1, 2005. Comparative figures have been restated.

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" ("HKFRS 3") which is effective for business combinations for which the agreement date is on or after January 1, 2005 and to goodwill and negative goodwill previously recognised and brought forward at April 1, 2005. The principal effects of the application of transitional provision of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$538,633,000 has been transferred to the Group's retained profits on April 1, 2005. With respect to goodwill previously capitalised on the consolidated balance sheet, the Group on April 1, 2005 eliminated the carrying amount of the related accumulated amortisation with a corresponding decrease in the cost of goodwill (of which HK$13,734,000 was previously recorded as an separate asset and HK$108,514,000 included in interests in associates). The Group has discontinued amortising such goodwill from April 1, 2005 onwards and goodwill arising on acquisition of subsidiaries will be tested for impairment at least annually. Goodwill arising on acquisitions after January 1, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures have not been restated.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place.

In previous years, negative goodwill arising on acquisitions prior to April 1, 2001 was held in goodwill reserves, and negative goodwill arising on acquisitions after April 1, 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on April 1, 2005 (of which negative goodwill of HK$31,073,000 was previously presented as a deduction from assets in the interests in associates). A corresponding adjustment to the Group's retained profits of HK$31,073,000 has been made.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Comparative figures have been restated.

The effects of changes in foreign exchange rates

In previous years, exchange gains and losses are dealt with in the income statement except that exchange differences arising on inter-company monetary items that are in effect an extension of net investment in foreign operation, are taken directly to reserves. In the current year, the Group has applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates", which requires that exchange differences arising from monetary items that form part of the reporting entity's net investment in a foreign operation are recognised to the income statements in separate financial statements of individual entity, and such exchange differences are reclassified to the separate component of equity (i.e. translation reserve) in the consolidated financial statements, except that such exchange differences arising from monetary items that forms part of the reporting entity's net investment in a foreign operation are denominated in a currency other than the functional currency of either the reporting entity or the foreign operation. In the absence of any specific transitional provision in HKAS 21, this change in accounting policies has been applied retrospectively. Comparative figures have been restated.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" ("HKAS 32") and HKAS 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39"). HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after January 1, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By March 31, 2005, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in profit or loss. From April 1, 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit and loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On April 1, 2005, the Group classified and measured its equity securities in accordance with the transitional provisions of HKAS 39. On April 1, 2005, the Group reclassified its investments in securities and advances to trade associates with a carrying amount of HK$383,439,000 and HK$97,000,000 respectively to available-for-sale-investments.

Financial assets and financial liabilities other than debt and equity securities

From January 1, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition. These requirements of HKAS 39 did not have any material financial impact to the Group.

Derivatives and hedging

From January 1, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise. The Group has applied the relevant transitional provisions in HKAS 39. On April 1, 2005, the Group did not have material derivatives and accordingly, no restatement has been made. However, the associates of the Group had material derivative on April 1, 2005 and accordingly, the Group's interests in associates decreased by HK$445,000, with a corresponding adjustment to retained profits.

Deferred Taxes related to Investment Properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied Hong Kong Standing Interpretations Committee Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets" ("HK(SIC) International 21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated.

2. **Summary of the effect of the changes in accounting policies**

The effects of the changes in the accounting policies described above on the results for the current and prior year are as follows:

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
Decrease in amortisation of goodwill	3,885	–
Expenses in relation to share options granted to employees of subsidiaries and associates	(1,217)	(3,247)
Increase in deferred tax liabilities	(185)	(538)
Decrease in amortisation of goodwill on acquisition of associates	4,227	–
Decrease in realisation of negative goodwill on acquisition of associates	(985)	–
Exchange loss arising from monetary items on net investment in subsidiaries	–	(1,206)
Increase in imputed interest income from a shareholder loan to an investee	3,610	–
Increase (decrease) in profit for the year	9,335	(4,991)
Attributable to:		
Equity shareholders of the Company	9,493	(4,418)
Minority interests	(158)	(573)
	9,335	(4,991)

An analysis of the increase (decrease) in profit for the year by line items presented according to their function is as follows:

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
Increase (decrease) in other income	3,610	(1,206)
Decrease in other expense	3,885	–
Increase in administrative expenses	(690)	(2,061)
Decrease in share of results of associates	(21,163)	(46,710)
Decrease in share of results of jointly controlled entities	(5,227)	(6,660)
Decrease in amortisation of goodwill on acquisition of associates	4,227	–
Decrease in realisation of negative goodwill on acquisition of associates	(985)	–
Decrease in taxation	25,678	51,646
Increase (decrease) in profit for the year	9,335	(4,991)

The cumulative effects of the application of the new HKFRSs as at March 31, 2005 and April 1, 2005 are summarised below:

	As at March 31, 2005 (originally stated) HK$'000	Adjustments HK$'000	As at March 31, 2005 (restated) HK$'000	Adjustments HK$'000	As at April 1, 2005 (restated) HK$'000
Balance sheet items					
Impact of HKAS 17:					
Property, plant and equipment	418,598	(37,302)	381,296	–	381,296
Prepaid lease payments	–	37,302	37,302	–	37,302
Impact of HKFRS 3 and HKAS 39:					
Interests in associates	1,218,312	–	1,218,312	30,628	1,248,940
Impact of HKAS 39:					
Investments in securities – non-current	149,538	–	149,538	(149,538)	–
Available-for-sale investments	–	–	–	480,439	480,439
Advances to trade associates	113,998	–	113,998	(97,000)	16,998
Investments in securities – current	233,901	–	233,901	(233,901)	–
Impact of HK(SIC) – INT 21:					
Deferred taxation liabilities	(12,348)	(4,594)	(16,942)	–	(16,942)
Other assets and liabilities	(3,011)	–	(3,011)	–	(3,011)
Total effects on assets and liabilities	2,118,988	(4,594)	2,114,394	30,628	2,145,022
Share capital and other reserves	898,824	–	898,824	–	898,824
Translation reserve	(147,739)	3,006	(144,733)	–	(144,733)
Goodwill reserve	(538,633)	–	(538,633)	538,633	–
Retained profits	1,061,571	(11,195)	1,050,376	(507,685)	542,691
Minority interests	–	844,965	844,965	(320)	844,645
Total effects on equity	1,274,023	836,776	2,110,799	30,628	2,141,427
Share option reserve of listed subsidiary	–	3,595	3,595	–	3,595
Minority interests	844,965	(844,965)	–	–	–
	2,118,988	(4,594)	2,114,394	30,628	2,145,022

The financial effects of the application of the new HKFRSs to the Group's equity at April 1, 2004 are summarised below:

	As at March 31, 2004 (originally stated) HK$'000	Reclassification HK$'000	As at April 1, 2004 (originally stated) HK$'000	Adjustments HK$'000	As at April 1, 2004 (restated) HK$'000
Share capital	271,095	–	271,095	–	271,095
Translation reserve	(143,886)	–	(143,886)	1,955	(141,931)
Other reserves	120,482	–	120,482	–	120,482
Retained profits	1,030,696	–	1,030,696	(6,777)	1,023,919
Equity attributable to shareholders of the Company	1,278,387	–	1,278,387	(4,822)	1,273,565
Share option reserve of listed subsidiary	–	–	–	766	766
Minority interests	–	272,836	272,836	–	272,836
Total equity	1,278,387	272,836	1,551,223	(4,056)	1,547,167
Minority interests	272,836	(272,836)	–	–	–

3. **Segmental information**

(i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2006	Technology & strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	137,796	1,827,463	–	37,044	–	2,002,303
Results						
Segment results	37,103	59,568	–	39,293	–	135,964
Unallocated corporate expenses						(58,468)
Other corporate income						52,687
						130,183
Net investment gain						186
Finance costs						
– segment	(3,423)	(53,936)	–	(5,687)	–	(63,046)
– corporate						(59,780)
Share of results of associates	3,330	75,891	31,174	(367)	–	110,028
Share of results of jointly controlled entities	–	–	–	(26,176)	–	(26,176)
Loss on deemed disposal of associates						(145)
Loss on deemed partial disposal of subsidiaries						(784)
Gain on deemed disposal of subsidiaries						7,583
Profit before taxation						98,049
Taxation						(25,487)
Profit for the year						72,562

For the year ended March 31, 2005 (restated)	Technology & strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total (restated) HK$'000
Turnover						
External sales	254,041	1,904,390	–	20,750	–	2,179,181
Inter segment sales	4	–	–	–	(4)	–
	254,045	1,904,390	–	20,750	(4)	2,179,181
Inter-segment sales are charged at *prevailing market rates*						
Results						
Segment results	21,770	86,430	–	36,027	–	144,227
Unallocated corporate expenses						(67,227)
Other corporate income						16,843
						93,843
Net investment gain						27,068
Finance costs						
– segment	(4,144)	(35,660)	–	(9,079)	–	(48,883)
– corporate						(30,472)
Share of results of associates	(4,391)	90,403	16,120	(15,311)	–	86,821
Share of results of jointly controlled entities	–	–	–	(56,572)	–	(56,572)
Amortisation of goodwill on acquisition of associates						(4,227)
Release of negative goodwill on acquisition of associates						985
Loss on disposal of partial interest of a subsidiary						(4,703)
Loss on disposal of subsidiaries						(666)
Loss on deemed partial disposal of a subsidiary						(3,019)
Gain on disposal of associates						44,115
Profit before taxation						104,290
Taxation						(15,641)
Profit for the year						88,649

(ii) *Secondary segment information for the Group based on geographical segments*

Turnover

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
The People's Republic of China		
– Hong Kong	95,640	119,004
– Mainland China	238,488	230,026
Other Asian countries	595,752	687,783
Europe	498,795	543,313
North & South America	504,176	491,832
Australia & New Zealand	58,377	95,958
Others	11,075	11,265
	2,002,303	2,179,181

4. **Other expense**

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
Amortisation of goodwill on acquisition of subsidiaries	–	3,885

5. **Net investment gain**

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
Net unrealised holding gain on investments in securities	–	30,349
Recovery of investments in e-business	–	879
Impairment loss recognised in respect of investment securities	–	(4,160)
Gain on disposal of available-for-sale investments	186	–
	186	27,068

6. **Profit before taxation**

	For the year ended March 31, 2006 HK$'000	2005 HK$'000
Profit before taxation has been arrived at after charging:		
Amortisation of deferred expenditure	11,905	16,798
Amortisation of trademarks	4,182	4,182
Depreciation and amortisation on:		
Owned assets	65,926	66,861
Assets held under finance leases	1,396	1,196
Gain on disposal of investment properties	350	1,192

7. **Taxation**

	For the year ended March 31, 2006 HK$'000	2005 HK$'000 (restated)
The Company and its subsidiaries:		
Hong Kong Profits Tax	4,390	9,633
Taxation in jurisdictions other than Hong Kong	23,532	14,676
Deferred taxation	(2,435)	(8,668)
	25,487	15,641

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

8. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the ordinary equity shareholders of the Company is computed based on the following data:

Earnings	For the year ended March 31, 2006 HK$'000	2005 HK$'000 (restated)
Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	61,672	65,877
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(467)	(1,098)
Adjustment resulting from the assumed conversion of the convertible note	–	(2,002)
Earnings for the purpose of diluted earnings per share	61,205	62,777
Number of shares	'000	'000
Weighted average number of shares for the purpose of basic earnings per share	548,961	544,226
Effect of dilutive potential shares on share options	645	6,123
Weighted average number of shares for the purpose of diluted earnings per share	549,606	550,349

9. **Debtors, bills receivable and prepayments**
The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the balance sheet date:

	As at March 31, 2006 HK$'000	2005 HK$'000
0-60 Days	584,279	620,015
61-90 Days	12,606	26,006
>90 Days	379,335	459,340
	976,220	1,105,361

10. **Creditors and accrued charges**
The following is an aging analysis of creditors and accrued charges at the balance sheet date:

	As at March 31, 2006 HK$'000	2005 HK$'000
0-60 Days	555,331	430,742
61-90 Days	35,617	54,141
>90 Days	65,353	279,186
	656,301	764,069

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2006 amounted to HK$2,002.3 million, decreased by 8% over the previous year. The consolidated profit attributable to shareholders was HK$61.7 million, decreased by 6% when compared with the consolidated net profit of HK$65.9 million for the previous year. Basic earnings per share for the year amounted to 11.23 cents as compared to 12.10 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings decreased by HK$450 million to HK$1,808 million. As at March 31, 2006, the aggregate of the Group's shareholders' funds and minority interests was HK$1,959 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 0.93 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.35 (March 31, 2005: 0.48) and 0.75 (March 31, 2005: 0.94) respectively. CIHL maintained a net cash position as at March 31, 2006 while the gearing ratio of CIHL as at March 31, 2005 was 0.02.

At March 31, 2006, 39% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 61% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 14%, 37% and 47% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In June 2006, the Company arranged a syndicated loan of HK$380 million for general working capital.

DIVIDENDS

An interim dividend of 3.0 cents (2005: 4.0 cents) per share was paid in December 2005.

The Board proposes at the forthcoming Annual General Meeting the payment of a final dividend of 3.0 cents (2005: final dividend of 3.0 cents) per share to shareholders on the Register of Shareholders of the Company on September 13, 2006, making a total dividend of 6.0 cents (2005: 7.0 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend will be paid on September 29, 2006.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 13, 2006.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 8, 2006 to September 13, 2006, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on September 7, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year, except for the following deviations:

Code Provision A.2.1. stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor Lo Chung Wing is currently the Chairman & Chief Executive of the Company. The Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code on Corporate Governance Practices.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The final results for the year ended March 31, 2006 has been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 14, 2006

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